DIVISION OF
CORPORATION FINANCE

March 9, 2011

Annie Lamoureux
Vice President & Controller
Oilsands Quest Inc.
800, 326 – 11th Avenue SW
Calgary, Alberta, Canada T2R 0C5

      Re: Oilsands Quest Inc. (Company)
              Form 10-K for the fiscal year ended April 30, 2010
              File No.: 001-32994

Dear Ms. Lamoureux,

In your letter dated March 4, 2011, you request a waiver of the requirement to include an audit opinion on the cumulative columns required to be disclosed by a development stage company for the period from inception, April 3, 1998, through April 30, 2007. You state that the company's auditor for the three fiscal years ended April 30, 2010 was KPMG LLP (KPMG), and its auditor for periods prior to May 1, 2007 was Pannell Kerr Forster (PKF; registered with the PCAOB as Smythe Ratcliffe). You note that KPMG's audit opinion on the fiscal 2010 financial statements does not refer to PKF, and that PKF's opinion on the cumulative amounts for the period from inception through April 30, 2007 was included in the Company's prior filings on Form 10-K as long as fiscal 2007 or prior years were included in the Company's financial statements.

We note that the cumulative amounts from inception through April 30, 2010 required to be disclosed by GAAP are not marked "unaudited" in your fiscal 2010 financial statements, are therefore be presumed to be audited, and should be covered by an audit opinion. In addition, there is no indication in your letter that the Company is unable to obtain the audit opinion of PKF on the inception through April 30, 2007 amounts, other than the fact that the Company does not want to incur the costs to obtain it (which fact alone is not persuasive). Therefore, as previously requested by the staff in its letter dated February 7, 2011, the Company should amend its fiscal 2010 Form 10-K to include the opinion of PKF on the cumulative amounts from inception through April 30, 2007 (which amounts will not be separately presented). The amended Form 10-K should also include a revised opinion of KPMG which references the PKF opinion.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

              Sincerely,

              Leslie A. Overton
              Associate Chief Accountant